December 23, 2015	Mayer Brown LLP 71 South Wacker Drive Chicago, Illinois 60606-4637 Main Tel +1 312 782 0600 Main Fax +1 312 701 7711 www.mayerbrown.com

Katherine Hsu

Office Chief

Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549

Re:	Hyundai ABS Funding, LLC
Amendment No. 1 to Registration Statement on
Form SF-3
Filed November 12, 2015
File No. 333-205844

Dear Ms. Hsu:

On behalf of Hyundai ABS Funding, LLC (the “Registrant”), and in response to the letter (the “Comment Letter”) dated November 24, 2015, with respect to the above-captioned Amendment No. 1 to Registration Statement on Form SF-3 from the staff of the Securities and Exchange Commission (the “Staff”) to the Registrant, the Registrant is filing herewith Amendment No. 2 to the initial Registration Statement filed on July 24, 2015. For your convenience, we have also submitted a copy of Amendment No. 2 that has been marked to show changes from the draft submitted November 12, 2015.

The Registrant’s responses to the Comment Letter are set forth below. For ease of reference, the Staff’s comments have been repeated below in bold. Please note that the page references refer to the marked copy of the form of prospectus. Unless otherwise noted, “we,” “us” and similar terms refer to the Registrant, in its capacity as the registrant and the depositor under Regulation AB.

Credit Risk Retention, page 55

1.	We note your revisions in response to prior comment 6 and note that, in calculating the fair value of the eligible horizontal residual interest, you have assumed that receivables prepay at a constant rate. In Section III.B.1.b. of the Credit Risk Retention Adopting Release (Release No. 34-73407), the agencies stated that we expect the key inputs and assumptions would not assume straight lines. Please tell us why you believe an assumption of a constant prepayment rate is appropriate.

Mayer Brown LLP operates in combination with other Mayer Brown entities (the "Mayer Brown Practices"), which have offices in North America, Europe and Asia and are associated with Tauil & Chequer Advogados, a Brazilian law partnership.

Mayer Brown llp

Ms. Katherine Hsu

Response

We reviewed the prepayment speeds across all of our auto loan securitization transactions that have paid off since 2004. Our analysis shows that using the Absolute Prepayment Model (“ABS”) has been highly effective in projecting the amortization of pools of retail auto installment sale contract securitizations and that there is no more accurate predictor of prepayments or of the amortization of pools of our auto retail installment sale contracts than a single ABS rate.

In the case of auto loans, in contrast to residential mortgages, (i) there is less correlation between significant voluntary prepayments and a decline in interest rates, (ii) there is a smaller benefit of refinancing due to the short-term nature and smaller principal amount of auto retail installment sale contracts as compared with mortgages and (iii) many contracts have the benefit of manufacturer sponsored low-APR financing that obligors are less likely to refinance.

In addition, auto loan securitizations are priced using a single ABS rate, and market participants, including buyers of residual interests, typically use a single ABS rate to determine the fair value of transaction cash flows.

For the reasons stated above, we believe that the use of a single ABS rate to calculate the fair value of the residual interest is appropriate, and we have not made any changes to the disclosure in this regard.

The Notes

Noteholder Communication, page 88

2.	We note that the depositor will include noteholder communication requests in the monthly distribution reports on Form 10-D so long as the depositor is filing those reports. Please tell us why the depositor would stop filing Form 10-D while notes and/or certificates are still outstanding. Please also tell us how a request for noteholder communication would be disseminated if another transaction party, such as the servicer or indenture trustee, filed the Form 10-D on the depositor’s behalf.

Response

The depositor will not stop filing monthly distribution reports on Form 10-D other than as permitted by Rule 15d-22(b)(1) of the Securities and Exchange Act of 1934. We have revised the disclosure on page 90 to remove the ability of the depositor to elect to suspend reporting while publicly registered securities are still outstanding.

We do not intend that any other transaction party, such as the servicer or the indenture trustee, will ever file a Form 10-D on the depositor’s behalf.

Mayer Brown llp

Ms. Katherine Hsu

Description of the Transaction Documents

Asset Representations Review

Delinquency Trigger, page 107

3.	Please revise to indicate whether defaulted and/or charged-off receivables are included in the calculation of the delinquency trigger.

Response

We have revised the definition of “61-Day Delinquent Receivables” to clarify that certain categories of Receivables (the “Excluded Receivables,” which are repurchases, charge-offs and those in repossession or bankruptcy status) are excluded from the calculation of the “Delinquency Percentage” for each Payment Date. The “Delinquency Trigger” will be a disclosed percentage that will be considered met on any Payment Date where the “Delinquency Percentage” exceeds the “Delinquency Trigger.”

Excluding the Excluded Receivables from the determination of whether the “Delinquency Percentage” exceeds the “Delinquency Trigger” is consistent with the customary market practice in the servicing of retail auto loans. In servicing retail auto loans, HCA treats a past due loan as “delinquent” only up until the point at which the asset becomes an Excluded Receivable.  At that point, the loan is no longer categorized as “delinquent.”  Investors in retail auto asset-backed securities are familiar with this practice and unlikely to expect a loan that falls into one of these categories to continue to be classified as “delinquent.”

Delinquency is a dynamic condition that may change from month to month, and an obligor who is past due in one month may make up past due payments and become current in the next month.  In that way, the delinquency trigger can be a real-time indicator of pool performance month to month.  Including assets that have become Excluded Receivables will result in those assets being a permanent part of the numerator for the trigger calculation, even after the related vehicle has been repossessed and sold, and the related recovery proceeds applied to make payments on securities.  For these reasons, we believe Excluded Receivables may be excluded from the delinquency trigger calculation. If an asset review were to be triggered, the scope of the review would include all Receivables outstanding that are 60 days or more delinquent at the time the review is triggered (excluding only repurchased Receivables and Receivables that are paid off after the Review Satisfaction Date).

Mayer Brown llp

Ms. Katherine Hsu

Asset Review Voting, page 107

4.	We note that the requisite percentage of noteholders must initiate a vote no later than 90 days from the distribution date on which the delinquency trigger was breached. Because the Form 10-D is the primary mechanism by which the occurrence of a trigger event is communicated to investors, and by which an investor would communicate with other investors, it is not clear to us that your time limitation provides investors with the time necessary to evaluate whether the trigger event warrants calling for a vote to direct a review and to communicate with other investors about exercising this review. We note that the Form 10-D is required to be filed within 15 days after a required distribution date, and the distribution date is typically two weeks after the end of a reporting period. Please revise or provide us with your analysis why you believe 90 days is sufficient time for investors to initiate a vote taking into account these procedures and timelines.

Response

We have revised the disclosure on page 110 to provide that investors must initiate a vote no later than 90 days after the filing of a Form 10-D reporting to investors that the Delinquency Percentage on the related Payment Date exceeded the Delinquency Trigger for that Payment Date. We also have revised the disclosure on page 110 to provide that such vote must be completed no later than 150 days after the filing of such Form 10-D.

We believe that these time periods are sufficient to provide the investors with an opportunity to consider whether to initiate an Asset Representations Review while taking into account the desire of the transaction parties to determine in a timely manner whether such review will be conducted.

Dispute Resolution, page 109

5.	We note your disclosure contemplates that either an Investor or a percentage of Investors can be a requesting party. It is not clear from the disclosure in the prospectus whether you are limiting the dispute resolution provision to only a noteholder (or noteholders) that hold a specified (currently unstated) percentage of the securities. If this is what you intend, please tell us why it is appropriate to impose these requirements on the requesting party. Refer to Section V.B.3(a)(3) of the Asset-Backed Securities Disclosure and Registration Adopting Release (Release Nos. 33-9638; 34-72982).

Response

We have revised the disclosure on page 111 to provide that any single investor, regardless of the percentage of notes it beneficially holds, can direct the indenture trustee to request the seller to repurchase a receivable that does not satisfy the applicable representations and warranties.

Mayer Brown llp

Ms. Katherine Hsu

If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned at (312) 701-7373. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Very truly yours,

/s/ Stuart M. Litwin

Stuart M. Litwin

cc:        Weni Gieseking